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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                              Commission File Number   000-28709
                                                               -----------------

                           NOTIFICATION OF LATE FILING

(Check one):    [ ] Form 10-K     [ ] Form 20-F    [ ] Form 11-K :
                [X] Form 10-Q     [ ] Form N-SAR

                For period ended December 31, 2001

[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

     For the transition period ended:
                                      ----------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant THE CREDIT STORE, INC.
                        --------------------------------------------------------
Former Name if Applicable
                          ------------------------------------------------------

Address of Principal Executive Office (Street and Number)

3401 North Louise Avenue
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City, State and Zip Code  Sioux Falls, South Dakota 57107
                         -------------------------------------------------------

                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                  An extension of time to prepare and submit Registrant's Report on Form 10-Q is being requested because the Registrant has determined that it must adjust its balance sheet to restate the fair market value of retained interests in two credit card securitizations. The adjustments are necessary due to a recently discovered error made in the calculation of fair market value of the retained interests, which resulted in an overstatement of assets, equity and the resulting income tax benefit at June 30, 2001. The adjustments write down the valuation of the retained interests by approximately $4.1 million, decrease unrealized gain from retained interests in securitized credit card receivables by approximately $2.7 million, and reverse an approximately $1.4 million tax benefit from the original valuation.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

            Ralph J. Sutcliffe, Esq.         212                    479-6170
            ------------------------         ---                    --------
                   (Name)                (Area Code)          (Telephone Number)

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     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?
                  [ ]  Yes    [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Credit Store, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  February 14, 2002           By:      s/ Michael J. Philippe
       ------------------                   ------------------------------------
                                               Michael J. Philippe
                                               Executive Vice President,
                                               Chief Financial Officer and
                                               Treasurer